Exhibit 99.1
ANNEX A

TANKLESS SYSTEMS WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS	F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7 - F-19

Report Of Independent Registered Public Accounting Firm

To the Board of Directors
Skye International Inc (Formerly Tankless Systems Worldwide Inc)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Skye International Inc (Formerly Tankless Systems Worldwide Inc) as of December 31, 2004, and the related statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skye International Inc (Formerly Tankless Systems Worldwide Inc) as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company’s net losses and accumulated deficit of $6,012,643 as of December 31, 2004 raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered
Moore & Associates Chartered
Las Vegas, Nevada
June 9, 2006

Tankless Systems Worldwide, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

ASSETS

	Years Ended December 31,
	2004	2003
CURRENT ASSETS
Cash	$18,690	$412
Accounts Receivable, Net	110	58,726
Inventory at Cost	54,170	98,813
Prepaid Expenses	115,000	50,660

Total Current Assets	187,970	208,611

EQUIPMENT, NET	47,648	73,327

OTHER ASSETS
Patents and Software, Net	-	63,463
Deposits	-	7,514

Total Other Assets	-	70,977

Total Assets	$235,618	$352,915

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts Payable	$87,478	$673,612
Other Payables	3,838	46,799
Notes Payable	1,057,956	876,579
Accrued Interest Payable	81,626	72,708
Warranty Accrual	15,276	4,908
Customer Deposits	-	43,643
Total Current Liabilities	1,246,174	1,718,249
Notes Payable Subject to Compromise	846,523
Liabilities Subject to Compromise	773,381	-

Total Liabilities	2,866,078	1,718,249

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock authorized is
100,000,000 shares at $0.001par value.
Issued and outstanding on December 31,
2004 is 13,125,977 shares, December 31,
2003 is 11,374,456.	13,126	11,374

Paid in Capital	3,369,057	2,742,605

Accumulated Deficit	(6,012,643)	(4,119,313)

Total Stockholders' Equity (Deficit)	(2,630,460)	(1,365,334)

TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY	$235,618	$352,915

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tankless Systems Worldwide, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2003
INCOME
Product Sales	$205,640	$85,985
Other Income	251	1,621

Total Income	205,891	87,606

Cost of Goods Sold	215,856	72,521

Gross Income	403	15,085

EXPENSES
Legal and Professional	711,916	36,125
General and Administrative	504,066	279,067
Research and Development	285,544	21,378
Advertising	27,431	7,039
Loss on Disposal of Assets	89,076	-
Impairment Loss	39,778	-
Depreciation	29,578	14,065
Amortization	23,685	4,265
Interest Expense	182,659	24,967

Total Expenses	1,893,733	386,906

Net (Loss) before Income Taxes	(1,893,330)	(371,821)

Income Tax Expense	-	-

NET (LOSS)	$(1,893,330)	$(371,821)

Basic and diluted (loss) per share	$(0.16)	$(0.09)

Weighted Average Number of Common
Shares Outstanding	12,016,132	4,152,144

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tankless Systems Worldwide, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

	Common Stock		Paid in	Accumulated	Total
	Shares	Amount	Capital	(Deficit)	Equity
Balance December 31, 2002	7,931,484	$7,931	$1,941,620	$(3,747,492)	$ (1,797,941)
Common Shares issued for Cash	434,894	435	967,925		968,360
Common Shares issued in recapitalization	3,008,078	3,008	(166,940)		(163,932)
Net (Loss)	-	-	-	(371,821)	(371,821)
Balance December 31, 2003	11,374,456	11,374	2,742,605	(4,119,313)	(1,365,334)

Common Shares issued for services	800,000	800	228,080		228,880

Common Shares issued to retire Debt and interest of $91,281	172,354	172	91,109		91,281

Common Shares issued for cash through exercise of warrants	66,667	67	16,600		16,667

Common Shares cancelled in acquisition settlement	(2,075,000)	(2,075)	2,075		-

Common Stock Options issued for services			19,000		19,000

Common Stock issued for prepaid services	2,250,000	2,250	110,250		112,500

Common Shares valued at $159,876 Issued to obtain $1,075,000 debt	537,500	538	159,338		159,876

Net (Loss)	-	-	-	(1,893,330)	(1,893,330)
Balance December 31, 2004	13,125,997	$13,126	$3,369,057	$(6,012,643)	$ (2,630,460)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tankless Systems Worldwide, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003
Cash Flows from Operating Activities:
Net (Loss)	$(1,893,330)	$(371,821)
Adjustments to reconcile net loss to net cash used in operating activities:
Purchased (Negative) Capital from
business acquisition	-	(1,125,661)
Shares cancelled for terminated service	-	(16,250)
Common Share Options issued for service	19,000	6,300
Shares issued for services rendered	388,756	319,195
Shares issued to retire debt and interest	91,281	27,865
Amortization of intangible assets	23,685	4,265
Depreciation Expense	29,579	14,065
Loss on disposal of capital assets	89,076	-
Impairment Loss	39,778	-
Changes in operating assets and liabilities:
Inventory	44,643	(98,813)
Accounts Receivable	58,615	(58,726)
Prepaid Expense	(64,340)	(41,924)
Deposits	7,514	-
Accrued Interest Payable	8,918	32,161
Accounts Payable & Other Payables	67,001	669,129
Warranty Accrual	10,368	4,908
Customer Deposits	159,084	43,643

Net Cash Provided (Used) by Operating Activities	(920,371)	(591,664)

Cash Flow From Investing Activities

Purchase of Patents and Software	-	(67,728)
Purchase of Equipment	(11,503)	(87,392)
Notes receivable	(37,526)	-

Net Cash Provided (Used) by Investing Activities	(49,029)	(155,120)

Cash Flow From Financing Activities

Principle Received on convertible debentures	1,075,679	-
Proceeds from sale of Common Stock	16,667	-
Notes Payable	(104,668)	746,579

Net Cash Provided by Financing Activities	987,678	746,579

Net Increase/(Decrease) in Cash and Cash Equivalents	18,278	(205)

Cash, Beginning of Period	412	617

Cash, End of Year	$18,690	$412

Supplemental Disclosure of Information:
Taxes	$-	$-
Interest	$182,659	$24,967

The accompanying notes are an integral part of these Consolidated Financial Statements.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 1.  THE COMPANY

The Company

Tankless Systems Worldwide, Inc., a Nevada corporation, was originally organized on November 23, 1993 as Amexan, Inc., and then on June 1, 1998 the name was changed to Nostalgia Motorcars, Inc. On June 11, 2002, the Company changed its name to Elution Technologies, Inc., on June 4, 2003; it changed its name to Tankless Systems Worldwide, Inc.

On November 7, 2003, the Company acquired Envirotech Systems Worldwide, Inc. (Envirotech), a private Arizona corporation, as a wholly owned subsidiary. Through this merger, the former shareholders of Envirotech acquired a controlling interest in Tankless Systems Worldwide, Inc. (Tankless) and accordingly, the Merger is accounted for as a reverse merger with Envirotech being the accounting acquirer of Tankless. Accordingly, the Financial Statements present the historic financial position, operations and cash flows of Envirotech for all periods presented with the December 31, 2003 balance sheet adjusted to consolidate and reflect the fair values assigned to the acquisition balance sheet of Tankless. Refer to Note 4, Acquisition of Subsidiary for additional information and disclosures related to the merger.

Envirotech was organized December 9, 1998 and has a limited history of operations. The initial period of its existence involved research and development of a line of electronic, tankless water heaters. The first sales of its products occurred in calendar year 2000.

With the acquisition of Envirotech, the Company is in the business of designing, developing, manufacturing and marketing several models of electronic, tankless water heaters.

During January 2004 the Company organized ION Tankless, Inc. (Ion) an Arizona Corporation as a wholly owned subsidiary. ION is organized to do research, development and marketing of new tankless technologies.

Nature of Business

The Company produces and markets tankless electronic water heaters. The company’s products, together with a limited quantity of related parts purchased for resale, are sold primarily through Internet and wholesale distributors and major retailers in the United States and Canada. Based upon the nature of the Company’s operations, facilities and management structure, the Company considers its business to constitute a single segment for financial reporting purposes.

Basis of Consolidation

The accompanying consolidated financial statements reflect the operations, financial position and cash flows of the Company and include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions in consolidation.

Basis of Presentation

The Consolidated Financial Statements of Tankless Systems Worldwide, Inc. together with its subsidiaries and all of its wholly owed subsidiaries.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 1.  THE COMPANY - continued

The accompanying Consolidated Financial Statements for the years ended December 31, 2004 have been prepared in accordance with Statement of Position 90-7 (“SOP 90-7), “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (See Note 2). Accordingly, all pre-petition liabilities subject to compromise have been segregated in the consolidated balance sheet as of December 31, 2004 and classified as Liabilities Subject to Compromise, at the estimated amount of allowable claims. Liabilities not subject to compromise are separately classified.

These Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. As described more fully below, there is substantial doubt about the Company's ability to continue as a going concern, which is predicated upon, among other things, the ability to generate cash flows from operations and, when necessary, obtaining financing sources sufficient to satisfy the Company’s future obligations, as well as obtaining relief from its Envirotech Subsidiary’s liabilities through a reorganization under Chapter 11 of the Bankruptcy Code and development of new products to replace the Envirotech products.

Recently Issued Accounting Standards

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 123R Share-Based Payment

In December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” This statement is a revision to FAS No. 123, “Accounting for Stock-Based Compensation,” it supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FAS No. 95, “Statement of Cash Flows.” Generally the approach in FAS No. 123R is similar to the approach described in FAS No. 123. However, FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements.

FAS No. 123R must be adopted no later than December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt FAS No. 123R on December 15, 2005. FAS No. 123R permits public companies to adopt its requirements using one of two methods, the modified prospective or the modified retrospective method.

The Company is currently evaluating the two different methods for the adoption of FAS No. 123R and has not determined which of the two methods will be adopted.

As permitted by FAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method; and as such, the Company generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of FAS No. 123R’s fair value method will have a material impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of FAS No. 123R cannot be predicted at this time because it will depend in part on levels of share-based payments granted in the future. However, had the Company adopted FAS No 123R in prior periods using the Black- Scholes valuation model, the impact of that standard would have approximated the impact of FAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in Note 3 to our consolidated financial statements.

FAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options, and whether the Company will be in a taxable position). There is no tax impact related to the prior periods since we are in a net loss position.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 1.  THE COMPANY - continued

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial Instruments with Characteristics of both Liabilities and Equity

This statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

FIN 46 Consolidation of Variable Interest Entities

Interpretation No. 46 (FIN 46) In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities ("VIEs"). In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Revised Interpretations must be applied no later than the second quarter of fiscal year 2004. The adoption of FIN 46 had no impact on the Company's consolidated financial statements as of December 31, 2004.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

Note 2.   SUBSIDIARY’S PROCEEDINGS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

The Company’s wholly-owned subsidiary, Envirotech, decided to file for reorganization under Chapter 11, as it offered the most efficient alternative to restructure the Company’s balance sheet and access new working capital while continuing to sells its products and work with its parent to explore alternative business objectives to become financially viable. On August 6, 2004, Envirotech filed a voluntary petition with the United States Bankruptcy Court for the District of Arizona (Case No. 2:04-13908-RTB) seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve all existing litigation, judgments and efforts to collect on judgments entered against Envirotech. On December 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. However, there can be no assurance that the Bankruptcy Court will approve the Plan. The Company expects that it will take until at least the third quarter of 2005 to obtain confirmation of its plan of reorganization.

With the exception of a guarantee to one critical supplier in the approximate amount of $42,500, the Registrant has not assumed any liability for the obligations of Envirotech. As of the date of the filing of the Chapter 11 Bankruptcy Petition, Envirotech had liabilities of approximately $1.6 million. Several creditors not related to the supply of parts or the assemblies of products have obtained judgments against Envirotech and were seeking to collect such judgments, and an action was pending in the U.S. District Court, Southern District of Texas, alleging patent infringement. The filing of the Bankruptcy Petition has stayed all creditors and lawsuits.

The Company cannot predict the outcome of any of the foregoing proceedings; however, it is not uncommon for reorganization plans proposed by debtors in bankruptcy proceedings to be amended on one or more occasions in response to a variety of circumstances, including negotiations among the debtors, their creditors and the equity security holders. At the present time however, the Company is unable to predict whether the proposed Plan will be amended and, if so, to what extent.

After the Bankruptcy Court approves a plan of reorganization, continuation of the business thereafter is dependent upon the success of future operations and the Company's ability to meet its obligations as they become due.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 2.   SUBSIDIARY’S PROCEEDINGS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE - continued

AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") provides financial reporting guidance for entities that are reorganizing under the Bankruptcy Code. The Company implemented this guidance in the consolidated financial statements for periods subsequent to September 30, 2004.

Pursuant to SOP 90-7, companies are required to segregate pre-petition liabilities that are subject to compromise and report them separately on the balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of the Company's liabilities at December 31, 2004 have been reclassified as liabilities subject to compromise. Obligations arising post-petition, and pre-petition obligations that are secured are not classified as liabilities subject to compromise.

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

As of December 31, 2004, Tankless and its subsidiaries (including Envirotech the “Debtor”) operated their business as debtors-in-possession pursuant to the Bankruptcy Code.

Note 3.  SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Assumptions

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions.

The accompanying balance sheets as of December 31, 2004 and December 31, 2003, and the related statements of operations, stockholders’ equity, and cash flows for the periods ended December 31, 2004, and 2003 reports the activity of its subsidiary Envirotech up to the date of purchase November 7, 2003 and consolidates the activity of the Company for all reported periods from the date of purchase to December 31, 2004 and its subsidiary ION from inception (January 2004) to December 31, 2004.

The Consolidated Financial Statements for fiscal 2004 contained herein have been prepared in accordance with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). The Consolidated Financial Statements for fiscal 2003 are not prepared in accordance with SOP 90-7 because the Chapter 11 case was filed in fiscal 2004. See Note 2 to the Consolidated Financial Statements. The amounts reported in subsequent financial statements will materially change due to the restructuring of the Company’s assets and liabilities as a result of the Plan and the application of the provisions of SOP 90-7 with respect to reporting upon emergence from Chapter 11 (“fresh start” accounting). Financial statements for periods subsequent to the Company’s emergence from Chapter 11 will not be comparable with those of prior periods.

Cash Equivalent

Cash and Cash Equivalents - All highly liquid debt instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses and short-term and long-term convertible debt obligations. Including our promissory notes, and related party liabilities, the fair value of these financial instruments approximates their carrying amount as of December 31, 2004 and 2003 due to the nature of or the short maturity of these instruments.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 3.  SIGNIFICANT ACCOUNTING POLICIES - continued

Research and Development

The Company's research and development efforts concentrate on new product development, improving product durability and expanding technical expertise in the manufacturing process. The Company expenses product research and development costs as they are incurred. With the organization of its new subsidiary ION, the Company continues to expense research and development costs as incurred in developing additional products based on new technologies.

Marketing Strategy

The Company sells directly to individuals through the Internet, through distributors, and through high volume retailers. The Company periodically advertises on cable television stations, at trade shows and through trade magazines and it maintains an extensive website.

Revenue Recognition

The Company records sales when revenue is earned. The Company usually sells its units through credit card sales to individuals and normally does not maintain receivables. However, the Company does sell on credit to distributors. Due to the company’s Warranty and Right of Return policy, six percent of the sales are recognized immediately and the balance is recognized 30 days after shipment of the product to the customer. All shipments are FOB shipping point. Sales to distributorships are sold FOB shipping point with 30-day terms on receivables. In 2004, substantially all of the Company’s gross revenues of $205,891 were generated by the Envirotech subsidiary.

Accounts Receivable

Accounts receivable are recorded when an order is received from a distributor and shipped. An allowance for doubtful accounts was set up based on the actual rate of uncollected accounts. Net accounts receivable is as follows:

Year Ended December 31	2004	2003
Accounts Receivable	$110	$65,511
Less Allowance for Doubtful Accounts	-	(6,785)
Net Accounts Receivable	$110	$58,726

Allowance for Doubtful Accounts

The company maintains allowances for doubtful accounts for estimated probable losses resulting from inability of the company’s customers to make the required payments. The company continues to assess the adequacy of the reserves for doubtful accounts based on the financial condition of the Company’s customers and external factors that may impact collectability. As of December 31, 2004 there were no uncollectible accounts.

Advertising

Advertising expense included the cost of sales brochures, print advertising in trade publications, displays at trade shows and maintenance of an Internet site. Advertising is expensed when incurred. Advertising expense for the years ended December 31, 2004 and December 30, 2003 is $27,431 and $7,039 respectively.

Inventory

The Company contracts with a third party to manufacture the units and are neither billed for nor obligated for any work-in-process. The Company only supplies certain parts and materials and is then billed for completed products. Parts and material inventory is stated at the lower of cost (first-in, first-out) or net realizable value.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 3.  SIGNIFICANT ACCOUNTING POLICIES - continued

Property and Equipment

Property and equipment are depreciated or amortized using the straight-line method over their estimated useful lives, which range from two to seven years. Fixed assets consist of the following:

Years Ended December 31,	2004	2003
Tooling, machinery, furniture and fixtures	$163,429	$181,358
Less: Accumulated depreciation	(115,781)	(108,031)
Total	$47,648	$73,327

Patents

Patent and software costs include direct costs of obtaining patents. Costs for new patents are capitalized and amortized over the estimated useful lives of seventeen years and software over five years. The Company determined that the current patents and software were impaired due to uncertainty in connection with the pending patent litigation, as well as the efforts to develop a new product line as of December 31, 2004.

Years Ended December 31,	2004	2003
Patents and Heater Software	$132,274	$132,274
Accumulated Amortization	(92,496)	(68,811)
Impairment Loss	(39,778)	-
Net Patents and Heater Software	$-	$63,463

Earnings per Share

The basic (loss) per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares outstanding during the year.

The Company has no potentially dilutive securities outstanding at the end of the statement periods. Therefore, the basic and diluted earnings (loss) per share are presented on the face of the statement of operations. There are 700,000 options at $.50 and $.55 per share available at this time. All outstanding warrants were either exercised or cancelled and convertible debt is anti-dilutive.

Stock Based Compensation

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely: employees/directors and non-employees/directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. The employee/directors non-compensatory securities are recorded at the sales price when the stock is sold. The compensatory stock is calculated and recorded at the securities’ fair value at the time the stock is given. SFAS 123 also provides that stock compensation paid to non-employees be recorded with a value which is based upon the fair value of the services rendered or the value of the stock given, whichever is more reliable. The common stock paid to non-employees was valued at the value of the services rendered. Because the Company establishes the exercise price based on the fair market value of the Company’s stock at the date of grant, the options have no intrinsic value upon grant, and therefore no expense is recorded.

Warranty and Right of Return

In connection with the sale of each product, the Company provides a 30-day money back guarantee less a 6% restocking charge. After the 30 days the Company provides a five year warranty on replacement of parts. The tank chamber is warranted not to leak for 20 years. The Company has limited history with claims against its warranty. The Company defers a portion of the revenue as would generally be required for post contract customer support ("PCS") arrangements under SOP 97-2. Accordingly, the revenue allocated to the warranty portion of such sales is deferred and recognized ratably over the life of the warranty. As of December 31, 2004 a total of $15,276 in refunds and warranty allowances were recorded against Product Sales.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 3.  SIGNIFICANT ACCOUNTING POLICIES - continued
Balance of Warranty Accrual for 2003	$4,908
Balance of Warranty Accrual for 2004	10,368
Total Warranty Accrual as of December 31, 2004	$15,276

Note 4.  ACQUISITION OF SUBSIDIARY

On November 7, 2003, the Company acquired Envirotech Systems Worldwide, Inc. a private Arizona corporation (Envirotech), as a wholly owned subsidiary. On the date of purchase the Company had 3,008,078 common shares issued and outstanding. The purchase was made in a one-for-one stock exchange of 8,366,778 shares of the Company’s common stock for all of the issued and outstanding shares of Envirotech. The Statement of Stockholders’ Equity has been retroactively restated to reflect the affect of a recapitalization of Envirotech at the time of purchase.

Note 5. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

During the year ended December 31, 2004, the Company received $1,075,000 through private placements to accredited investors. The investor received a one-year debenture with an interest rate of 10% per year, payable, quarterly. Additionally, the investor received one (1) share of the Company’s restricted common stock for each Two Dollars ($2.00) of debentures purchased. The principle and unpaid interest is convertible at the option of the Company to common stock at the rate of one share of stock for every $1.00 outstanding at the due date. Rather that enforcing conversion as provided by the language of the notes, the Company makes offers of conversion to the note holders to accept conversion based on current stock values or repayment of the note. During 2004 a $30,000 and a $50,000 note including associated interest were converted to common stock.

Notes payable and capital lease obligations consist of the following:

Year Ended December 31	2004	2003

Convertible Notes, Unsecured, Matured March 2001 bear 12.5% Interest, principle and interest convertible into one common share and one warrant at 75% of the average closing price over the 10-day period prior to conversion. Warrants have expired and notes have not been converted and are in default.	$100,000	$100,000

Convertible Notes, unsecured, matured March 2002 bear 12.5% interest, principle and interest convertible into one common share and one warrant at 75% of the average closing price over the 10-day period prior to conversion. Warrants have expired and note has been converted.	-	30,000

Convertible Notes, Unsecured, Matured one-year from issue date, bear 10% Interest payable quarterly, principle and interest convertible, at the option of the Company, into one common share for each $1.00 outstanding. Thirty-six notes were issued Aggregate Amount of principal and interest:	1,106,626	-

Aggregate amount of principle and interest on notes payable of Subsidiary Envirotech, 2004 subject to compromise	846,523	746,579

Total Notes Payable	$2,053,149	$876,579

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 6.  STOCKHOLDERS’ EQUITY

On December 31, 2004 and 2003 common stock issued and outstanding were 13,125,977 and 11,374,456 shares respectively.

On July 25, 2002, the Company adopted an employee stock incentive plan setting aside 1,000,000 shares of the Company’s common stock for issuance to officers, employees, directors and consultants for services rendered or to be rendered. The proposed maximum offering price of such shares is $1.00 per share.

Acompensation committee appointed by the Board of Directors, or, if none, the entire Board of Directors has the right to grant awards or stock options as administers the plan.

On October 15, 2002, the Company filed a Registration on Form S-8 with the Securities Exchange Commission covering the 1,000,000 shares provided by this plan, at a maximum offering price of $1.00 per share.

As of December 31, 2002, 540,000 shares of common stock have been issued at $0.10 per share under this plan leaving a balance of 460,000 shares available under the plan, all of which were subsequently issued in 2003.

On August 19, 2003, the Company adopted an employee stock incentive plan setting aside 960,000 shares of the Company’s common stock for issuance to officers, employees, directors and consultants for services rendered or to be rendered. The proposed maximum offering price of such shares is $1.00 per share.

A compensation committee appointed by the Board of Directors, or, if none, the entire Board of Directors has the right to grant awards or stock options as administers the plan.

On September 12, 2003, the Company filed a Registration on Form S-8 with the Securities Exchange Commission covering the 960,000 shares provided by this plan, at a maximum offering price of $1.00 per share.

From the date of adoption of the Plan to November 7, 2003, the Company issued all of the shares covered by this Plan.

On December 1, 2003, the Company adopted an employee stock incentive plan setting aside 165,000 shares of the Company’s common stock for issuance to officers, employees, directors and consultants for services rendered or to be rendered. The proposed maximum offering price of such shares is $1.00 per share.

A compensation committee appointed by the Board of Directors, or, if none, the entire Board of Directors has the right to grant awards or stock options as administers the plan.

On December 19, 2003, the Company filed a Registration on Form S-8 with the Securities Exchange Commission covering the 165,000 shares provided by this plan, at a maximum offering price of $1.00 per share.

As of March 31, 2004, the Company has issued all of the shares covered by the 2003 Stock Incentive Plan adopted by the Company on December 1, 2003.

On December 23, 2004, the Company accepted the return and cancellation of 2,075,000 common shares in settlement of action taken by the company against prior officers, directors and shareholders of Envirotech in connection with claims made during its purchase.

The Company was initially capitalized November 30, 1993 with the issue of 500,000 shares for $5,000 and at December 31, 2004 had 13,125,977 common shared outstanding. Since December 31, 2003 the Company has issued 537,500 common shares valued at $159,876 for debenture purchase incentives; 800,000 common shares for services valued at $228,880; 66,667 common shares for $16,667 cash in exercise of outstanding warrants; 172,354 common shares to retire $80,000 in debt and 11,281 interest; 2,250,000 shares were issued for prepaid expenses of $112,500; and 2,075,000 shares were surrendered and cancelled in settlement of Envirotech acquisition dispute. The total common stock issued and outstanding at December 31, 2004 is 13,125,977 shares.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 6.  STOCKHOLDERS’ EQUITY - continued

Warrants

On December 31, 2003 there were 66,667 share purchase warrants outstanding entitling the holders the right to purchase one common share for each warrant held at $0.75 per share. On May 19, 2004, the Company revised the exercise price to $0.25 per share and accepted $16,667 in exercise of these warrants for 66,667 common shares. No additional warrants are outstanding.

Stock Options

In connection with the acquisition of Envirotech Systems Worldwide, Inc., the Company issued immediately vested stock options on October 29, 2003 to one of the principal shareholders of Envirotech. He was granted the right to purchase 300,000 restricted common shares at $0.55 per share until October 29, 2004 (extended to December 31, 2004 and now expired).

On February 11, 2004 the company granted 5-year stock options to purchase 600,000 shares of restricted common stock at $0.50 per share to consultants assisting in company operations. Using a discounted stock price of $0.43, exercise price of $0.50, 5-year option, risk-free rate of 4.1% and a volatility rate of .038 the value of these options is calculated at $0.03 using the Black-Scholes model. The aggregate value of 600,000 options is $18,000.

On December 31, 2004 options to purchase 100,000 restricted common shares were granted as part of a settlement agreement. The options are immediately vested and the holder has the right to purchase 100,000 restricted shares at an exercise price of $0.55 per share and will expire in one year (December 31, 2005). Using a discounted stock price of $0.44, exercise price of $0.55, 1-year option, risk-free rate of 4.1% and a volatility rate of .038 the value of these options is calculated at $0.01 using the Black-Scholes model. The aggregate value of 100,000 options is $1,000.

Outstanding stock options are as follows:

Shares
Balance, December 31, 2003	300,000
Granted	700,000
Canceled	(300,000)
Balance, December 31, 2004	700,000

Note 7. INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. SFAS No. 109 requires current recognition of net deferred tax assets to the extent that it is more likely than not that such net assets will be realized. To the extent that the Company believes that its net deferred tax assets will not be realized, a valuation allowance must be recorded against those assets.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $416,532, as of December 31, 2004, which is calculated by multiplying a 22% estimated tax rate by the cumulative NOL of $3,540,489. The total valuation allowance is a comparable $416,532.

Year Ended December 31	2004	2003	2002
Deferred Tax Asset	$416,532	$81,800	$253,976
Valuation Allowance	(416,532)	(81,800)	(253,976)
Current Taxes Payable	0	0	0
Income Tax Expense	$0	$0	$0

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 7. INCOME TAXES - continued

Below is a chart showing the estimated federal net operating losses and the years in which they will expire.

Year	Amount	Expiration
2001	120,900	2021
2002	1,154,438	2022
2003	371,821	2023
2004	1,893,330	2024
Total	$3,540,489

Note 8. LEASES AND OTHER COMMITMENTS

The Company leases certain office facilities and equipment under leases with varying terms. Certain leases contain rent escalation clauses. These rent expenses are recognized on a straight-line basis over the respective term of the lease. The Company occupies space leased by Envirotech. The lease extends to June 30, 2005. The numbers shown below assume that the Company will remain in its current office space.

Future minimum lease payments of non-cancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 2004 are as follows:

2005
Office Lease	$12,715

Note 9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception and has an accumulated deficit of $6,012,643 as of December 31, 2004. The Company will not generate meaningful revenues in the foreseeable future.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accountants, Shelley International CPA, indicated in their audit report on the 2004 consolidated financial statements that there is substantial doubt about the Company’s ability to continue as a going concern.

Listed below are some of the challenges which the Company is facing, and why these raise a question as to the Company’s ability to continue as a going concern. Also described are management’s plans to turn the Company around.

Company’s Challenges

The Company has a substantial deficit in retained earnings from losses for the previous years. Its subsidiary, Envirotech has not been able to generate enough sales to cover annual expenses and has survived only by raising funds. The Company must continue to raise funds in the near future to survive. Management has been successful in the past in raising these funds. There is no assurance that management can continue to find investors to cover the losses generated.

Management’s Plans

Management feels that industry trends are encouraging. Advertising will likely continue through the printed media, cable television and the Internet. As new homebuilders become aware of the product it will be included in original house plans.

On February 1, 2004, the company initiated its management transition plan as a result of its acquisition of its subsidiary Envirotech. The Company entered into several consulting agreements to assist in day-to-day operations and provide financial, management and other consulting services to the Company and its subsidiaries. These persons will serve as part of the management team during the periods of their engagement and will perform a variety of services to include:

1.	The evaluation of potential business opportunities
2.	The business operations and management
3.	The development of business strategies
4.	Raising public and private capital

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 8. LEASES AND OTHER COMMITMENTS - continued

Pursuant to these agreements, the company committed to issue 700,000 shares of common stock and has granted options to purchase an additional 600,000 restricted shares at a price of $0.50 per share at any time prior to February 1, 2009. All stock issued or to be issued is subject to the limitations imposed by Rule 144. Management believes these individuals and entities are crucial to the future of the Company and that the consideration paid for their services is fair and reasonable.

Note 10. PENDING LITIGATION

The Company’s subsidiary Envirotech is currently a defendant in a patent infringement lawsuit. Management feels that this action is baseless and that the Company will prevail. No contingent liability has been recorded nor contemplated at this point. The action has been stayed through Bankruptcy Petition.

In 2004 Envirotech was named in three separate lawsuits for unpaid legal and consulting fees totaling $268,000. Envirotech believed it had meritorious defenses to each of these suits.  On April 14, 2004, Envirotech settled one of these suits, considering it a nuisance claim. In connection with that settlement, Envirotech reimbursed the plaintiff for alleged out-of-pocket expenses and the Company issued 10,000 shares of common stock, restricted under Rule 144, to the plaintiff on the basis of a loan from the Company to Envirotech.  In the other two suits, Envirotech elected not to spend funds to defend the action and judgments were granted in the aggregate amount of approximately $155,500. These judgments have been stayed through Bankruptcy Petition (see Note 3). Any settlements of these suits will be reflected as a charge in the year of the settlement.

On August 13, 2004, the Company filed a verified complaint in the United States District Court in and for the District of Arizona against certain key individuals who were principals of Envirotech prior to its acquisition. The actions alleged against various defendants included claims for Breach of Fiduciary Duty, Aiding and Abetting Breach of Fiduciary Duty, Breach of Contract, Breach of Implied Covenant of Good Faith and Fair Dealing, Fraud and Intentional Misrepresentation, Conspiracy to Defraud, Arizona Securities Fraud, Federal Securities Fraud, Negligent Misrepresentation, Misappropriation of Trade Secrets and Confidential Business Information, Conversion/Embezzlement, Intentional Interference with Business Relations and Prospective Economic Advantage, Unjust Enrichment, and Promissory Estoppel. The Company sought relief, which included, but was not limited to, Damages, Constructive Trust, Rescission and Injunctive Relief. This action has been settled with the return and cancellation of 2,075,000 shares of common stock and the agreement of the defendants to other conditions, including agreements not to compete for specified periods of time.

Note 11.  COMMON STOCK TO BE GRANTED

On December 24, 2004 the Company issued 2,250,000 shares of common stock for $112,500 in anticipation of executing various consulting agreements for services to be performed in 2005. These shares are reported in the financial statements as prepaid expense. However, the anticipated agreements have not yet been executed therefore the conditions that give rise to their issuance have not been satisfied. The Company does not consider these shares to be owned by the certificate holders as of December 31, 2004.

The Company’s transfer agent (First American Stock Transfer, Inc.) confirms a hold notification on the subject shares and that no transfers have been made or attempted with respect to these certificates.

Note 12.  LIABILITIES SUBJECT TO COMPROMISE

As a result of the Company's Chapter 11 filing (see Notes 1 and 2), pursuant to SOP 90-7, the Company is required to segregate pre-petition liabilities that are subject to compromise and report them separately on the consolidated balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of the Company's pre-petition debt is recorded at face value and is classified within liabilities subject to compromise.

TANKLESS SYSTEMS WORLDWIDE, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and December 31, 2003

Note 13.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Disclosure controls and procedures are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Form 10-KSB/A, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Based on the material weakness in internal control over financial reporting discussed below, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this report.

Internal Control Over Financial Reporting

As of December 31, 2004, the Company had a deficiency in internal controls over the accounting treatment of the reverse merger and subsidiary bankruptcy. Specifically, an effective review of the documents related to these two events was made. As a result of the ineffective initial review, an error in the year-end 2004 calculation was not detected prior to the issuance of the annual 2004 consolidated financial statements. This control deficiency resulted in the restatement of our annual 2004 consolidated financial statements as described in Notes 2 and 14. Management has concluded that this control deficiency constitutes a material weakness.

Management Remediation Plan

We have undertaken remedial action to address and correct the weakness in our internal controls and disclosure controls identified subsequent to the end of 2004. These actions include adopting an adequate review of the accounting treatment of significant events and adding qualified accounting personnel. These actions were put in place during the quarter beginning January 1, 2006.

Changes in Internal Control over Financial Reporting

With the exception of the material weakness note above, there were no other changes in our internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Note 14.  RESTATEMENT

Subsequent to the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2004 the Company determined that there are six categories of errors that the Company addresses in this restatement of its financial statements:

•	Accounting for the reverse merger with Envirotech;
•	The financial reporting treatment related to Envirotech’s bankruptcy filing;
•	Assumptions to estimate the impairment of intangible and fixed assets;
•	Physical inventory adjustments
•	Accounting for Customer Warranties
•	Analysis of the collectability of Accounts Receivable

which resulted in a $181,784 understatement of income in its financial statements for the year ended December 31, 2004. As a result of the errors, the Company restated its consolidated financial statements as of and for the year ended December 31, 2004. A summary of the significant effects of the restatement is as follows:

	As Previously Reported	As Restated	Change
Paid in Capital & Subscriptions Receivable	1,010,148	3,369,057	2,359,909
Bankruptcy	(Liabilities subject to Compromise were not segregated)
Impairment of Intangible Assets	-	39,778	(39,778)
Disposal of Fixed Assets	-	89,079	(89,076)
Sales	262,121	205,891	(56,230)
General Administrative Expenses	1,242,014	1,215,981	(26,032)
Amortization & depreciation42	42,123	53,263	11,140
Net Loss	(1,701,177)	(1,893,330)	(192,153)
Loss Per Share	(.14)	(.16)	(.02)

Notes 2, 3, 4, 6, 7, 8, 12, 13 and 14 have also been restated to reflect the results of the above restatement adjustment.